Launch of Offering of First Priority Ship Mortgage Notes Due 2022

ATHENS, GREECE -- (Marketwired) -- 02/26/15 -- NOT FOR DISTRIBUTION IN OR INTO, DIRECTLY OR INDIRECTLY, AUSTRALIA, CANADA OR JAPAN

Capital Product Partners L.P. (“CPLP”) (NASDAQ: CPLP) announces today that it intends to offer $260 million of First Priority Ship Mortgage Notes due 2022 (the “Notes”) in an offering to qualified institutional buyers in the United States pursuant to Rule 144A and outside the United States pursuant to Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Notes will be co-issued by CPLP Finance Corporation, a wholly owned subsidiary of CPLP, and guaranteed on a senior secured basis by 11 vessel-owning subsidiaries of CPLP.

The net proceeds from the issuance of the Notes, along with a proposed new $260 million senior secured credit facility, will be used to fully repay outstanding indebtedness under the credit facility agreements entered into by CPLP in 2007, 2008 and 2011 and for general corporate purposes.

Important Notice

This press release must not be published, released or distributed, directly or indirectly, in Australia, Canada or Japan.

The securities described herein have not been, and will not be, registered under the Securities Act or any state securities laws and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from the registration requirements under the Securities Act and applicable state securities laws.

This press release is neither an offer to sell nor a solicitation of an offer to buy any of the securities described herein, and shall not constitute an offer to sell or a solicitation of an offer to buy, or a sale of, any of the securities described herein or any other securities in any jurisdiction in which such offer, solicitation or sale is unlawful.

In member states of the European Economic Area which have implemented Directive 2003/71/EC (as amended) (the “Prospectus Directive”) this press release and any offer if made subsequently are directed exclusively at persons who are “qualified investors” and acting for their own account within the meaning of the Prospectus Directive and any relevant implementing measures in the relevant member state.

This press release is not an invitation nor an inducement to engage in investment activity for the purpose of Section 21 of the Financial Services and Markets Act 2000, as amended (“FSMA”). This press release is directed only at (i) persons outside the United Kingdom, (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets

Act 2000 (Financial Promotion) Order 2005 (the “Order”), (iii) persons referred to in Article 49(2) (a) to (d) of the Order (high net worth entities, non-registered associations, etc.) and (iv) other persons to whom this document may be lawfully communicated (all persons listed in (i), (ii), (iii) and (iv) above being referred to as “Relevant Persons”). The securities described herein are available only to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, Relevant Persons. Any person who is not a Relevant Person must not act or rely on this document or any of its contents.

The release, publication or distribution of this press release in certain jurisdictions may be restricted by laws or regulations. Persons in such jurisdictions into which this press release is released, published or distributed must inform themselves about and comply with such laws or regulations.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern tanker, container and drybulk vessels. The Partnership currently owns 30 vessels, including four Suezmax crude oil tankers, 18 modern MR (Medium Range) product tankers, seven Post Panamax container vessels and one Capesize bulk carrier. All of its vessels are under period charters to BP Shipping Limited, Overseas Shipholding Group Inc., A.P. Moller-Maersk A.S., Hyundai Merchant Marine Co. Ltd., CSSA S.A. (Total S.A.), Repsol Trading S.A. (‘Repsol’), Engen Petroleum, Subtec S.A. de C.V., Cosco Bulk Carrier Co. Ltd. and Capital Maritime.

For more information about the Partnership, please visit our website: www.capitalpplp.com
CPLP-F

Contact Details:
Capital GP L.L.C.	Investor Relations / Media
Petros Christodoulou, CEO and CFO	Nicolas Bornozis
+30 (210) 4584 950	Capital Link, Inc. (New York)
Email: p.christodoulou@capitalpplp.com	Tel. +1-212-661-7566
E-mail: cplp@capitallink.com
Capital GP L.L.C.
Jerry Kalogiratos, Chief Operating Officer
+30 (210) 4584 950
E-mail: j.kalogiratos@capitalpplp.com